Exhibit 99.1

News

RBC names Doug Guzman as Group Head, Wealth Management and Insurance

TORONTO, July 7, 2015 — Royal Bank of Canada (RY on TSX and NYSE) announced today that Doug Guzman, Managing Director and Head of Global Investment Banking, Capital Markets, has been appointed Group Head, Wealth Management and Insurance, effective November 1, 2015. Mr. Guzman will succeed George Lewis who will remain at RBC as a Senior Portfolio Manager in Global Asset Management. Mr. Lewis and Mr. Guzman will work together closely over the next few months to ensure a smooth transition.

As Group Head, Mr. Guzman will be responsible for the strategy and performance of Wealth Management in Canada and internationally, including Global Asset Management as well as RBC’s insurance business. He will report to Dave McKay, President and Chief Executive Officer, and will become a member of RBC’s Group Executive, which is responsible for setting the overall strategic direction of the bank.

“Doug has a track record of consistently delivering strong business results including growing RBC’s Investment Banking business to a top ten global franchise while maintaining our leadership position in Canada. During his 14 years with RBC, Doug has established deep client relationships, assisting them to achieve their objectives in a number of landmark transactions. Through his leadership of RBC’s Investment Banking business over the last eight years, he has strengthened his global perspective and this, coupled with his unparalleled client focus, positions him well to lead this strategically important business for RBC,” said Dave McKay.

In addition Mr. Guzman will assume the role of Deputy Chair, RBC Capital Markets, where he will continue to act as the lead relationship manager with a select number of key clients.

Mr. Guzman holds an Honours B.A. in Business Administration from the University of Western Ontario and graduated from Harvard Business School with an M.B.A. In addition to his roles at RBC, he has held investment banking roles at Goldman Sachs, based out of New York and Toronto.

Mr. Lewis will continue as a Senior Portfolio Manager, RBC Global Asset Management, applying his significant experience in this area for the continued benefit of RBC’s clients. In particular, he will continue to co-manage the top-rated RBC Global Dividend Growth Fund which recently surpassed the $2 billion mark under his direction.

“As Group Head, George has led RBC Wealth Management since 2007 and assumed responsibility for RBC Insurance in 2012. Under his leadership, we have established the number one position in Canadian wealth and asset management and grown to the fifth-largest wealth manager globally, enabling RBC to become a truly global asset manager in addition to our top-ten position in the full-service wealth business in the U.S. I want to thank George for his business leadership and contributions as well as his leadership in community organizations. With the restructuring of our international wealth business largely complete, and our U.S. Wealth Management growth platform underway, we are well positioned for this leadership transition,” noted Dave McKay.

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ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 39 other countries. For more information, please visit rbc.com.

RBC supports a broad range of community initiatives through donations, sponsorships, and employee volunteer activities. In 2014, we contributed more than $111 million to causes worldwide, including donations and community investments of more than $76 million and $35 million in sponsorships.

Media Inquiries:

Tanis Feasby, 416-955-5172, tanis.feasby@rbc.com

Investor Inquiries:

Amy Cairncross, 416-955-7803, amy.cairncross@rbc.com